June 18, 2008

Ms. Sheila Stout
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: RIVERSOURCE BOND SERIES, INC. (FILE NOS. 2-72174/811-3178)
         RiverSource Limited Duration Bond Fund
    RIVERSOURCE GOVERNMENT INCOME SERIES, INC. (FILE NOS. 2-96512/811-4260)
         RiverSource U.S. Government Mortgage Fund

Dear Ms. Stout,

This letter responds to your comments received by telephone on May 29, 2008 for the above-referenced Funds.

RIVERSOURCE LIMITED DURATION BOND FUND

COMMENT: Is a high portfolio turnover rate typical for this Fund? If so, should the principal investment strategies that cause such a high portfolio turnover rate be included in the principal investment strategies and should corresponding risks be included?

RESPONSE: The higher portfolio turnover rate is largely attributable to "roll" transactions involving Treasury securities and mortgage dollar rolls. The Fund accounts for these roll transactions as purchases and sales, which has the effect of increasing its portfolio turnover rate. See Note No. 1 to the "Notes to Financial Statements - Summary of Significant Accounting Policies":

     SECURITIES PURCHASED ON A FORWARD-COMMITMENT BASIS
     . . . .

     The Fund also enters into transactions to sell purchase commitments to third parties at current market values and concurrently acquires other purchase commitments for similar securities at later dates. As an inducement for the Fund to "roll over" its purchase commitments, the Fund receives negotiated amounts in the form of reductions of the purchase price of the commitment.

In addition, with respect to the Fund's portfolio turnover rate for the fiscal year ended July 31, 2007, the following note-disclosure was made on page 9 of the Shareholder Report in management discussion of Fund performance under the heading "Questions and Answers":

     A significant portion of the turnover was the result of "roll" transactions in the liquid derivatives and Treasury securities. In the derivative transactions, positions in expiring contracts are liquidated and simultaneously replaced with positions in new contracts with equivalent characteristics. In the Treasury transactions, existing holdings are sold to purchase newly issued securities with slightly longer maturity dates. Although these transactions affect the turnover rate of the portfolio, they do not change the risk exposure or result in material transactions costs. The remaining turnover resulted from strategic reallocations and relative value trading. After transaction costs, we expect this activity to enhance the returns on the overall Fund.

For the six-month period ended January 31, 2008, the portfolio turnover rate was 159%. We have reviewed the disclosure in the Fund's prospectus and believe that it accurately describes the Fund's investment strategies and the principal risks related thereto.

COMMENT: Under the section "Investment in Securities," under the line that indicates investment in RiverSource Short Term Cash Fund, include the rate at year-end.

RESPONSE: A rate was not reported for the investment in the RiverSource Short Term Cash Fund as of July 31, 2007. We are not aware of any specific reporting requirement, but recognize that practices vary. Going-forward, based on SEC comment, we will begin reporting the 7-day yield for the RiverSource Short-Term Cash Fund at the end of the relevant fiscal period (commencing with the July 31, 2008 shareholder report for this Fund, and, as appropriate, for other RiverSource Funds that invest in the RiverSource Short-Term Cash Fund).

COMMENT: If there are any "when issued" securities, identify them (audit guide requirement).

RESPONSE: All "when issued" securities have been identified and disclosed in the financial statements for the year ended July 31, 2007. See Note No. 1 in the "Notes to Financial Statements - Summary of Significant Accounting Policies":

     SECURITIES PURCHASED ON A FORWARD-COMMITMENT BASIS

     Delivery and payment for securities that have been purchased by the Fund on a forward-commitment basis, including when-issued securities and other forward commitments, can take place one month or more after the transaction date. During this period, such securities are subject to market fluctuations, and they may affect the Fund's net assets the same as owned securities. The Fund designates cash or liquid securities at least equal to the amount of its forward-commitments. At July 31, 2007, the Fund has entered into outstanding when-issued securities of $16,126,734.
     . . . .

See also Note (b) in the "Notes to Investments in Securities":

     At July 31, 2007, the cost of securities purchased, including interest purchased, on a when-issued and/or other forward-commitment basis was $16,126,734.

The following specific securities in the "Investments in Securities" are referenced to Note (b) (above) indicating those securities have been acquired on a when-issued basis:

RIVERSOURCE LIMITED DURATION BOND FUND
Annual Report for 7/31/07
Securities purchased on a when-issue basis

                    PRINCIPAL
ISSUER     COUPON     AMOUNT       VALUE
------     ------   ---------    ---------
BONDS
MORTGAGE-BACKED
Federal Home Loan Mtge Corp
08/01/37   6.50     4,000,000(b) 4,045,000

Federal Natl Mtge Assn
08/01/22   6.00     1,000,000(b) 1,005,938
08/01/37   5.00       500,000(b)   468,906
08/01/37   5.50     2,100,000(b) 2,027,813
08/01/37   6.00     4,500,000(b) 4,457,813
08/01/37   7.00     4,000,000(b) 4,108,752

RIVERSOURCE U.S. GOVERNMENT MORTGAGE FUND

COMMENT: In Note E to "Investments in Securities" indicates investment in Inverse Floating Rate Securities. Where is the Note disclosure?

RESPONSE: The reference in Note E to Inverse Floating Rate Securities is not a reference to inverse floating residual interest issued by dealer tender option bond trusts. Note E from the "Portfolio of Investments" reads as follows:

     Inverse floaters represent securities that pay interest at a rate that increases (decreases) in the same magnitude as, or in a multiple of, a decline (increase) in the LIBOR (London InterBank Offering Rate) Index. Interest rate disclosed is the rate in effect on May 31, 2007. At May 31, 2007, the value of inverse floaters represented 0.03% of net assets.

     The securities that are referenced to as inverse floaters in this footnote in the SOI are variable rate interest only CMOs that reset monthly where the coupon rate varies/floats inversely to changes in the LIBOR index.

     It should be noted that these particular securities are not inverse floating residual interests issued by dealer tender option bond trusts. The Fund did not hold any such instruments for the fiscal year ended May 31, 2007.

There are other RiverSource Funds that do hold inverse floating residual interests issued by dealer tender option trusts. For reference purposes, as we discussed, following is the common shareholder report disclosure used to discuss these instruments:

     INVERSE FLOATER PROGRAM TRANSACTIONS

     The Fund may enter into transactions in which it transfers to trusts fixed rate municipal bonds in exchange for cash and residual interests in the trusts' assets and cash flows, which are in the form of inverse floating rate securities. The trusts fund the purchases of the municipal bonds by issuing short-term floating rate notes to third parties. The residual interests held by the Fund (inverse floating rate securities) include the right of the Fund (1) to cause the holders of the short-term floating rate notes to tender their notes at par, and (2) to transfer the municipal bonds from the trusts to the Fund, thereby collapsing the trusts. The municipal bonds transferred to the trusts remain in the Fund's investments in securities and the related short-term floating rate notes are reflected as Fund liabilities under the caption "Short-term floating rate notes outstanding" in the "Statement of assets and liabilities." The notes issued by the trusts have interest rates that are multimodal, which means that they can be reset to a new or different mode at the reset date (e.g., mode can be daily, weekly, monthly, or a fixed specific date) at the discretion of the holder of the inverse floating rate security. The floating rate note holders have the option to tender their notes to the trusts for redemption at par at each reset date. The bonds held by the trusts serve as collateral for the short-term floating rate notes outstanding. Contractual maturities and interest rates of the municipal bonds held in trust at Nov. 30, 2007, are presented in the "Portfolio of Investments." The inclusion of interest and fee expense related to the short-term floating rate notes corresponds to an equal increase in interest income from the fixed rate municipal bonds held in trust.

We will evaluate our reference to security types in Notes disclosure to reduce potential confusion.

COMMENT: If there are any "when issued" securities, identify them (audit guide requirement).

RESPONSE: All "when issued" securities have been identified and disclosed in the financial statements for the year ended May 31, 2007. See Note No. 1 in the "Notes to Financial Statements - Summary of Significant Accounting Policies":

     SECURITIES PURCHASED ON A FORWARD-COMMITMENT BASIS

     Delivery and payment for securities that have been purchased by the Fund on a forward-commitment basis, including when-issued securities and other forward commitments, can take place one month or more after the transaction date. During this period, such securities are subject to market fluctuations, and they may affect the Fund's net assets the same as owned securities. The Fund designates cash or liquid securities at least equal to the amount of its forward-commitments. At May 31, 2007, the Fund has entered into outstanding when-issued securities of $68,118,650 and other forward-commitments of $17,279,683.
     . . . .

See also Note (b) in "Investments in Securities":

     At May 31, 2007, the cost of securities purchased, including interest purchased, on a when-issued and/or other forward-commitment basis was $85,398,333.

The following specific securities in the "Investments in Securities" have been referenced to Note (b) (above) indicating those securities that are either acquired on a when -issue or forward commitment basis:

RIVERSOURCE U.S. GOVERNMENT MORTGAGE FUND
Annual Report for 5/31/07
Securities purchased on a when-issue and/or other forward commitment basis

                     PRINCIPAL                           When       Forward
ISSUER     COUPON      AMOUNT               VALUE      - issued   commitment
------     ------   -----------          -----------   --------   ----------
BONDS
ASSET- BACKED
Renaissance Home Equity Loan Trust
Series 2007-2 CI M4
06/25/37    6.31%   $   195,000(b)       $   193,050      x

Renaissance Home Equity Loan Trust
Series 2007-2 CI M5
06/25/37    6.66        130,000(b)           128,700      x

Renaissance Home Equity Loan Trust
Series 2007-2 CI M6
06/25/37    7.01        190,000(b)           188,100      x

MORTGAGE-BACKED
Federal Home Loan Mtge Corp
06/01/37    6.00      4,400,000(b)         4,397,250      x
06/01/37    6.50     20,000,000(b)        20,318,759      x

Federal Home Loan Mtge Corp #1J1621
05/01/37    5.89      3,100,000(b, c)      3,116,723                   x

Federal Home Loan Mtge Corp #C02853
05/01/37    6.50      8,824,872(b)         8,966,659                   x

Federal Natl Mtge Assn
06/01/22    5.00      2,000,000(b)         1,949,376      x
06/01/22    5.50      7,900,000(b)         7,838,284      x
06/01/22    6.00      3,000,000(b)         3,030,000      x
06/01/37    5.00      5,000,000(b)         4,757,810                   x
06/01/37    5.50      8,000,000(b)         7,809,999      x
06/01/37    6.00     17,000,000(b)        16,978,749      x

Federal Natl Mtge Assn #919341
05/01/37    6.50      5,000,000(b)         5,078,772      x

COMMENT: To the extent securities are held as collateral, this should be noted in "Investments in Securities."

RESPONSE: See Note No. 5 in the "Notes to the Financial Statements" which makes reference to the securities that have been pledged as collateral to cover initial margin deposits on the open futures contracts as of May 31, 2007:

     INTEREST RATE FUTURES CONTRACTS

     At May 31, 2007, investments in securities included securities valued at $343,466 that were pledged as collateral to cover initial margin deposits on 91 open purchase contracts and 125 open sale contracts. The notional market value of the open purchase contracts at May 31, 2007 was $9,861,625 with a net unrealized loss of $9,843. The notional market value of the open sale contracts at May 31, 2007 was $22,874,860 with a net unrealized gain of $102,390. See "Summary of significant accounting policies" and "Notes to investments in securities."

Securities that have been pledged as collateral to cover initial margin on open futures contracts are specified within the "Investments in Securities" by reference to Note (h) in the "Notes to Investments in Securities":

     Partially pledged as initial deposit on the following open interest rate futures contracts (see Note 5 to the financial statements).

The following specific securities within the May 31, 2007 "Investments in Securities" have been referenced to the aforementioned Note (h) and are pledged as collateral at May 31, 2007 on open futures contracts:

                    PRINCIPAL
ISSUER     COUPON     AMOUNT     VALUE
------     ------   ---------   -------
MORTGAGE-BACKED
Federal Natl Mtge Assn #655635
08/01/32    9.50    103,564(h)  114,581

Federal Natl Mtge Assn #655635
08/01/32    6.50    884,291(h)  917,616

In regard to securities that are purchased on a when-issued or forward commitment basis, the Fund systematically earmarks and designates other liquid securities held by the Fund of an equivalent market value designated to cover the when-issue and forward commitment positions. Such positions are marked-to-market daily in order to ensure that the Fund has sufficiently designated liquid assets on its internal systems.

While these securities are not specifically footnoted within the "Investments in Securities", the Fund does make reference to these designations in Note 1 in the "Notes to Financial Statements":

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SECURITIES PURCHASED ON A FORWARD-COMMITMENT BASIS

     Delivery and payment for securities that have been purchased by the Fund on a forward-commitment basis, including when-issued securities and other forward commitments, can take place one month or more after the transaction date. During this period, such securities are subject to market fluctuations, and they may affect the Fund's net assets the same as owned securities. The Fund designates cash or liquid securities at least equal to the amount of its forward-commitments.
     . . . .

COMMENT: In the "Investments in Securities," there are open future contracts. Where is the daily variation margin reflected?

RESPONSE: At May 31, 2007, there was a variation margin receivable of $12,140. This amount is included in the "Statement of Assets and Liabilities" within the "Receivable for investment securities sold" (the balance of $26,099,478 includes the $12,140 for variation margin receivable). There was also a variation margin payable of $2,735. This amount is included in the "Statement of Assets and Liabilities" within the "Payable for investment securities purchased" (the balance of $26,031,686 includes the $2,735 for variation margin payable).

Going-forward, we have determined that any receivable or payable for daily variation margin on futures contracts will be stated separately on the "Statement of Assets and Liabilities".

COMMENT: Inverse Floaters. Was there interest expense? If so, was such interest expense accounted for properly?

RESPONSE: There was no interest expense. The securities that are referenced as inverse floaters in Note E in the "Notes to Financial Statements" and the "Investments in Securities" are variable rate interest only CMOs that reset monthly where the rate varies/floats inversely to changes in the LIBOR index. These securities are not residual interests issued by dealer tender option bond trusts. Therefore, there is no interest expense to record.

COMMENT: In Note 2 to the "Notes to Financial Statements" it indicates that the Fund received a one time payment of an "insignificant amount." How was this treated from an accounting standpoint?

RESPONSE: A cash payment in the amount of $6,038 was made to the Fund from Ameriprise Financial, Inc. (parent company of the investment manager, RiverSource Investments, LLC). The Fund accounted for the payment as a realized capital gain for the year ended May 31, 2007. See reference in Note 2 to the "Notes to Financial Statements, " "Expenses and Sales Charges" for a one-time payment to the Fund below:

     In addition, the Fund received a one time payment of $6,038 by Ameriprise Financial for additional earnings from overnight cash balances determined to be owed for prior years. This amount was insignificant to the Fund's net asset value and total return.

Please contact me at your convenience at (612)671-4321 if you have additional questions or want to discus further.


                                        /s/ Christopher O. Petersen
                                        ----------------------------------------
                                        Christopher O. Petersen, Ameriprise
                                        Financial, Inc., Vice President and
                                        Group Counsel, and RiverSource Funds,
                                        Assistant Secretary